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                                                             Exhibit (d)(3)(iii)

                                   SCHEDULE A

                               with respect to the

                         INVESTMENT MANAGEMENT AGREEMENT

                                     between

                                ING EQUITY TRUST

                                       and

                              ING INVESTMENTS, LLC

Series                                   Annual Investment Management Fee
--------------------------------   ---------------------------------------------
                                   (as a percentage of average daily net assets)

ING LargeCap Growth Fund             0.75% of the first $500 million of assets
                                     0.675% of the next $500 million of assets
                                    0.65% of the assets in excess of $1 billion